Via Edgar Private Correspondence Filing

May 12, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Mezey Howarth Racing Stables, Inc.
Registration Statement on Form S-1
Amendment Filed May 9, 2008

Ladies and Gentlemen:

Mezey Howarth Racing Stables, Inc. (referred to herein as the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 and amended the Registration Statement on May 9, 2008.  The Company amended the S-1 pursuant to a telephone discussion with the SEC.

The changes that were made are described below:

Use of Proceeds

The Use of Proceeds section was amended to reflect the use of the shares being registered and not the entire investment agreement with Dutchess.

Dilution

The Dilution section was amended to reflect the the dilution of the shares being registered and not based on the entire investment agreement with Dutchess.

Footnote #6
Footnote #6 was amended to reflect that no gain would be recognized from recission of the contribution of the real estate contributed by the founders.  Additionally,  a Pro Forma balance sheet has been added to our financial statements to show the impact of this transaction.

Footnote #7
Footnote #7 was amended to correct the typo regarding the the correct price of the shares and compsenastion given to Wade Mezey and Paul Howarth.  The amount of compensation and share price have been corrected to reflect the transaction as intended by the parties - $150,000 in compensation was converted into 1,000,000 shares at $.15 per share for both Mr. Mezey and Mr. Howarth instead of the $100,000 at $.10 per share.

Footnote #7

Footnote #7 was amended to add the subsequent event that the Board of Directors increased the authorized shares to 500,000,000 common and 20,000,000 preferred.

Sincerely,

/s/ Wade Mezey